SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Marvell Technology Group Ltd.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Shares, $0.002 par value Per Share

(Title of Class of Securities)

G5876H105

(CUSIP Number of Class of Securities)

(Underlying Options to Purchase Common Shares)

Clyde R. Hosein

Chief Financial Officer

Marvell Technology Group Ltd.

Canon’s Court, 22 Victoria Street

Hamilton HM 12, Bermuda

(441) 296-6395

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Carmen Chang, Esq.

Tom Savage, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$10,784,059.87	$423.81

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 48,815,788 common shares of Marvell Technology Group Ltd. having an aggregate value of $10,784,059.87 as of December 11, 2008 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$423.81
Form or Registration No.:	000-60245
Filing party:	Marvell Technology Group Ltd.
Date filed:	December 16, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) to the Tender Offer Statement on Schedule TO filed on December 16, 2008 by Marvell Technology Group Ltd., a Bermuda company (“Marvell” or the “Company”) (the “Original Schedule TO”), relates to an offer by Marvell to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 48,815,788 common shares of the Company, whether vested or unvested, that are issued and outstanding under our amended and restated 1995 Stock Option Plan and have an exercise price per share of at least $12.00 (the “eligible options”). These eligible options may be exchanged for Restricted Stock Units (“RSUs”) upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated December 16, 2008, as amended January 12, 2009, attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”); (ii) the letters to all eligible employees from Dr. Sehat Sutardja, our Chairman, President and Chief Executive Officer, dated December 16, 2008, attached hereto as Exhibit (a)(1)(B); (iii) the Election Forms, attached hereto as Exhibit (a)(1)(C); and (iv) the Form of Option Converter, attached hereto as Exhibit (a)(1)(D). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” “Eligible employees” refers to all employees and consultants of the Company or its subsidiaries who continue to provide services through the date exchanged eligible options are cancelled. Notwithstanding the foregoing, the Company’s named executive officers and members of the Company’s board of directors as of the date of this Exchange Offer are not eligible employees.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported on the Original Schedule TO.

Items 1, 4, 6 and 7

This Amendment is being filed to reflect certain changes to the Offer to Exchange. Specifically, we amend the Offer to Exchange to clarify that, with respect to our determination of certain events in connection with the Exchange Offer, eligible employees and other option holders may challenge any determination that we make in a court of competent jurisdiction, and only such court can make a determination that will be final and binding upon all parties. Such disclosure may be found on page 10 of the Offer to Exchange under “A21” following the caption titled “Summary Term Sheet and Questions and Answers,” on page 41 of the Offer to Exchange under “Determination of validity; rejection of options; waiver of defects; no obligation to give notice of defects” following the caption titled “The Offer – 4. Procedures for electing to exchange options,” on page 42 of the Offer to Exchange at the end of the ninth paragraph following the caption titled “The Offer – 5. Withdrawal rights and change of election,” and on page 45 of the Offer to Exchange at the end of the first paragraph under the caption “The Offer – 7. Conditions of the offer.”

A conforming change has also been made to page 14 of the “Screen shots of offer website,” attached hereto as Exhibit (a)(1)(H), in the third paragraph following the caption titled “Frequently Asked Questions (*FAQ*) – 4. How do I participate in the tender offer?”

Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated December 16, 2008, as amended January 12, 2009

(a)(1)(B)*	Letters to all eligible employees from Dr. Sehat Sutardja, our Chairman, President and Chief Executive Officer, dated December 16, 2008

(a)(1)(C)*	Election Forms

(a)(1)(D)*	Form of Calculator

(a)(1)(E)*	Form of Confirmation of receipt of election form

(a)(1)(F)*	Form of Reminders

(a)(1)(G)*	Notice to eligible employees regarding expiration of offer period

(a)(1)(H)	Screen shots of offer website

(a)(1)(I)*	Presentation materials

(b)	Not applicable.

(d)(1)	Amended and Restated 1995 Stock Option Plan (incorporated by reference to Exhibit 10.24 of the registrant’s quarterly report on Form 10-Q for the period ended July 30, 2005 as filed on September 8, 2005)

(d)(2)*	Amended and Restated 1995 Stock Option Plan Form of Restricted Stock Unit Agreement and Notice of Restricted Stock Unit Grant (for use in connection with the Exchange Offer)

(g)	Not applicable

(h)	Not applicable

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on December 16, 2008 and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

MARVELL TECHNOLOGY GROUP LTD.

/s/ Clyde R. Hosein
Clyde R. Hosein Chief Financial Officer, Interim Chief Operating Officer and Secretary

Date: January 12, 2009

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated December 16, 2008, as amended January 12, 2009

(a)(1)(B)*	Letters to all eligible employees from Dr. Sehat Sutardja, our Chairman, President and Chief Executive Officer, dated December 16, 2008

(a)(1)(C)*	Election Forms

(a)(1)(D)*	Form of Calculator

(a)(1)(E)*	Form of Confirmation of receipt of election or form

(a)(1)(F)*	Form of Reminders

(a)(1)(G)*	Notice to eligible employees regarding expiration of offer period

(a)(1)(H)	Screen shots of offer website

(a)(1)(I)*	Presentation materials

(b)	Not applicable

(d)(1)	Amended and Restated 1995 Stock Option Plan (incorporated by reference to Exhibit 10.24 of the registrant’s quarterly report on Form 10-Q for the period ended July 30, 2005 as filed on September 8, 2005)

(d)(2)*	Amended and Restated 1995 Stock Option Plan Form of Restricted Stock Unit Agreement and Notice of Restricted Stock Unit Grant (for use in connection with the Exchange Offer)

(g)	Not applicable

(h)	Not applicable

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on December 16, 2008 and incorporated herein by reference.